TASEKO SEEKS DAMAGES FROM GOVERNMENT OF CANADA –
FILES CIVIL SUIT IN BC SUPREME COURT

February 12, 2016, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) (“Taseko” or the "Company") announced today that it has filed a civil claim in the BC Supreme Court against the Canadian federal government.

The claim seeks damages in relation to the February 25, 2014 decision concerning the New Prosperity Project, a multi-billion dollar gold-copper deposit in the Cariboo region of British Columbia, Canada.

The lawsuit claims the Government of Canada and its agents failed to meet the legal duties that were owed to Taseko and that in doing so they caused and continue to cause damages, expenses and loss to Taseko.

“Given the conduct of the Government of Canada and its agents we have no other choice but to defend the interests of our shareholders and to protect their assets,” said Taseko’s President & CEO Russell Hallbauer.

Taseko is being represented by John Hunter QC of Hunter Litigation Chambers.

A copy of the filed notice of Civil Claim can be found www.tasekomines.com/properties/new-prosperity

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Media - Brian Battison 778-373-4533 or toll free 1-877-441-4533
Investors - Brian Bergot 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.